Tiberius Acquisition Corporation
3601 N Interstate 10 Service Rd W
Metairie, LA 70002

December 13, 2017

VIA EDGAR
U.S. Securities and Exchange Commission
Office of Financial Services
100 F Street, N.E.
Mail Stop 4720
Washington, DC 20549
Attn: Erin E. Martin, Special Counsel

RE:	Tiberius Acquisition Corporation
Amendment No. 1 to
Draft Registration Statement on Form S-1
Submitted March 2, 2016
CIK No. 0001662253

Dear Ms. Martin:

Tiberius Acquisition Corporation (the “Company”, “it”, “we”, “us” or “our”) hereby transmits its response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated March 16, 2016 regarding our Draft Registration Statement on Form S-1 (the “Registration Statement”) previously filed on March 2, 2016. A marked version of the Registration Statement is enclosed herewith reflecting all changes to the Registration Statement.

For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

Risk Factors, page 22

1
We note your response to comment 5. Please revise your risk factor disclosure to clarify for investors that they may only receive their pro rata portion of the funds in the trust account that are available for distribution to them, which could be less than $10.00 per share, and make corresponding changes to the offering summary that appears on pages 7 - 19, as applicable.

In response to the Staff’s comment, we have revised the requested disclosure throughout the Registration Statement.

Draft Legality Opinion

2
We note that the draft legality opinion does not address whether the units are a binding obligation of your company. Please provide us with counsel’s analysis for believing that the units should be treated in a similar fashion to shares of capital stock under Delaware law. Please refer to Section II.B.1.h. of Staff Legal Bulletin No. 19, which is available on our website, for guidance.

In response to the Staff’s comment, we have revised our form of opinion and attached as an exhibit to the Registration Statement.

Erin E. Martin, Special Counsel
 U.S. Securities and Exchange Commission
December 13, 2017

3
Please refer to enumerated opinion 3 and the following language therein: “when the terms of the warrant agreement under which the Warrants are to be issued . . . are duly established and the Warrant Agreement is duly executed and delivered, when the terms of the Warrants . . . are duly established in conformity with the Warrant Agreement and when such Warrants are duly executed and authenticated . . . .” Please have counsel explain to us why such assumptions are appropriate or revise to remove them from the opinion. Please refer to Section II.B.3.a. of Staff Legal Bulletin No. 19 for guidance.

In response to the Staff’s comment, we have revised our form of opinion and attached as an exhibit to the Registration Statement.

We thank the Staff for its review of the foregoing.  If you have further comments, we ask that you forward them by electronic mail to our counsel, Stuart Neuhauser at sneuhauser@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

/s/ Michael T. Gray
Michael T. Gray Chief Executive Officer

cc:	Stuart Neuhauser, Esq.
Ellenoff Grossman & Schole LLP